EXHIBIT 7

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Common Shares which were effectuated by Saba Capital from the filing of the Schedule 13D/A on 1/8/26 to 2/9/26, the date of the event which required filing of this Schedule 13D/A.  All transactions were effectuated in the open market through a broker.

Trade Date	Buy/Sell	Shares	Price
1/8/2026	Sell	14,395	16.81
1/9/2026	Sell	12,353	17.01
1/12/2026	Sell	16,198	16.69
1/13/2026	Sell	16,770	16.51
1/14/2026	Sell	35,887	16.74
1/15/2026	Sell	700	16.77
1/20/2026	Sell	18,678	16.54
1/21/2026	Sell	23,754	16.88
1/26/2026	Sell	3,300	17.30
1/29/2026	Sell	12,101	16.95
1/30/2026	Sell	10,239	16.93
2/2/2026	Sell	32,854	17.16
2/3/2026	Sell	15,231	17.32
2/4/2026	Sell	27,270	17.01
2/5/2026	Sell	14,897	16.84
2/6/2026	Sell	27,046	16.81
2/9/2026	Sell	33,846	16.84